SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

Richard A. Hornung
Hillhouse Capital Advisors, Ltd.
20 Genesis Close
George Town, Grand Cayman
KY1-1103 Cayman Islands
+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,962,076 Ordinary Shares**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,962,076 Ordinary Shares**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,962,076 Ordinary Shares**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IA

** See Item 5.

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This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 19, 2019 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5(a)-(c), 6 and 7 as set forth below.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Hillhouse Entities used internally generated funds to purchase the Ordinary Shares reported in this Schedule 13D. The Hillhouse Entities used a total of approximately $316,134,914 in the aggregate, excluding brokerage commissions, to acquire the Ordinary Shares reported in this Schedule 13D.

HH Sum-XXII Holdings Limited, an affiliate of HCA ("HH Sum"), together with Beachhead Holdings Limited ("Beachhead"), PW Medtech Group Limited ("PWM"), Parfield International Ltd. ("Parfield"), CITIC Capital China Partners IV, L.P. ("CITIC Capital") and V-Sciences Investments Pte Ltd ("Temasek," together with HH Sum, Beachhead, PWM, Parfield and CITIC Capital, each, an "Initial Consortium Member," and together with Double Double Holdings Limited ("Double Double"), Point Forward Holdings Limited and any other additional parties who may, after the date hereof, join the Consortium Agreement (as defined in Item 4) in accordance with the terms thereof, collectively, the "Buyer Consortium") anticipates that, at the price per Ordinary Share set forth in the Proposal (as defined in Item 4), approximately $1.93 billion would be expended in acquiring all of the Ordinary Shares owned by shareholders of the Issuer other than the members of the Buyer Consortium and their respective affiliates.

It is anticipated that the funding for the Transaction (as described in Item 4) will be provided by a combination of debt and equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of certain amount of the equity interests in the Issuer held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the "Rollover Securities"). Debt financing, if used, will be primarily provided by one or more third-party financial institutions.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 23, 2020, HH Sum entered into a Share Purchase Agreement (the "Share Purchase Agreement") with Double Double. Pursuant to, and subject to the terms and conditions of, the Share Purchase Agreement, Double Double agreed to sell to HH Sum 210,876 Ordinary Shares at a per share purchase price of $120.00. Neither Double Double nor HH Sum may assign its rights

CUSIP No. G21515104	SCHEDULE 13D/A	4 of 6 Page

or obligations under the Share Purchase Agreement without prior written consent of the other party, except that HH Sum may assign its rights and obligations thereunder to (i) any of its affiliates, (ii) any of the investment funds managed or advised by it or such affiliate, (iii) any of the investment vehicles of it, such affiliate or such fund (other than any portfolio companies of it, such affiliate or such fund) or (iv) any member of the Buyer Consortium or their respective affiliates. The closing of the transaction under the Share Purchase Agreement, including the sale and purchase of the 210,876 Ordinary Shares, are subject to customary closing conditions contained in the Share Purchase Agreement, and shall take place on the date that is the third business day following the satisfaction or waiver of such closing conditions or such other date as may be agreed by all the parties thereto; provided that in no event shall the closing occur prior to the filing and dissemination of the Schedule 13E-3 in accordance with Rule 13e-3.

On January 23, 2020, HH Sum entered into Amendment No. 1 to Consortium Agreement (the "Consortium Agreement Amendment") with the other members of the Buyer Consortium to reflect, among other things, certain changes in the Rollover Securities held by the members of the Buyer Consortium and their respective affiliates (the "Ownership Changes"), including those that will occur when the transactions contemplated by the Share Purchase Agreement are consummated.

In connection with the Ownership Changes and the Consortium Agreement Amendment by and among the relevant parties, the Board has granted to Beachhead, Double Double, PWM, CITIC Capital, HH Sum, HH China Bio Holdings, Temasek and other applicable parties a waiver from complying with certain restrictions as agreed under (i) those certain investor rights agreements entered into by and between each of Beachhead, PWM, CITIC Capital, MB Investment Limited (an affiliate of CITIC Capital) and HH China Bio Holdings (an affiliate of HH Sum), respectively, and the Issuer, and (ii) those certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead, Double Double, PWM, CITIC Capital, HH Sum and Temasek, respectively, and the Issuer. The Board has also determined, among other things, that parties to the Consortium Agreement Amendment and Centurium SPAs will not be deemed to be an "Acquiring Person" under the Issuer's currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into the Consortium Agreement and Centurium SPAs.

References to the Share Purchase Agreement and Consortium Agreement Amendment in this Schedule 13D are qualified in their entirety by the Share Purchase Agreement and Consortium Agreement Amendment, which are attached hereto as Exhibits 5 and 6, respectively, and are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon an aggregate of 38,446,969 Ordinary Shares outstanding as of September 30, 2019 as disclosed in Exhibit 99.2 attached to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 13, 2019.

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(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement, the parties to that agreement may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Ordinary Shares beneficially owned by the other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Other than as disclosed in Item 4, the Reporting Person has not effected any transactions in the Ordinary Shares within the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 5:	Share Purchase Agreement, dated January 23, 2020, by and between Double Double and HH Sum (incorporated by reference to Exhibit 3 of the Schedule 13D/A filed by Beachhead and its affiliates on January 24, 2020).

Exhibit 6:	Consortium Agreement Amendment, dated January 23, 2020, by and among the Buyer Consortium (incorporated by reference to Exhibit 5 of the Schedule 13D/A filed by Beachhead and its affiliates on January 24, 2020).

CUSIP No. G21515104	SCHEDULE 13D/A	6 of 6 Page

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 27, 2020

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer